Roland Tibell – Chief Technology Officer

As CTO, Roland develops and implements ClearingBid's technology strategies and requirements ensuring that the technology is aligned with the Company's business vision and operational needs. Roland has been working with ClearingBid since at least 2012.

Roland has gained his expertise and experience from working in the intersection of technology and financial services for close to 40 years. Since 1992, his focus has been on trading in financial instruments on exchanges, inter-dealer brokers, ECNs, MTFs, dark pools and other alternative marketplaces globally. His expertise covers not only trading systems and technology, but also organizational and operational efficiency, IT service management, strategy and business management. Roland has more than 20 years of hands-on experience in executive management, change management and the efficiency of large and small organizations with business-critical technology and services.

Since 2009, Roland has worked as an independent market structure and technology expert, offering practical advice to exchanges, alternative marketplaces, clearing houses and other market infrastructures, in areas from strategy to detailed execution. From 2001 to 2008, he was the President of OMX US, which in 2008 was acquired by NASDAQ. Earlier positions included President of OM Financial Market Solutions, President of OM Exchange Systems, CIO of the Stockholm Stock Exchange, and Systems Development Manager at a Swedish commercial bank.

Roland has a Master of Science in Computer Science and Technology from the Institute of Technology at Linköping University, Sweden.